UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of April 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Paris, April 23, 2013._ Veolia Environnement and Veolia Water confirm that the European Commission has announced its intention to close the case opened in 2010 concerning suspicions of a cartel and abuse of a dominant position in the delegated water distribution and sanitation services sector in France.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com
(* ) Excluding VeoliaTransdev employees and revenues currently under divestment

Contacts

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 24, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer